December 18, 2015
Kim Browning Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust IV – File Nos. 333-204808 and 811-23066

Dear Ms. Browning:

On October 8, 2015, Northern Lights Fund Trust IV (the "Registrant" or the “Trust”), on behalf of Main BuyWrite Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment Number 1 (the “Amendment”) to the Registrant’s Registration Statement. On November 20, 2015, you provided oral comments to the Amendment to Emily Little. Please find below responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant. Redlined change pages are provided in certain portions of this letter to this letter to aid in your review. Further, all changes related to the Registrant’s responses to your comments and refining edits will be filed in Post-Effective Amendment Number 3 filed pursuant to Rule 485(b).

General

Comment 1. Please confirm that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Response. The Registrant confirms that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Comment 2. Please confirm that the registration statement includes edits that are responsive to comments given by the SEC staff with respect to the Fund.

Response. The Registrant confirms that the registration statement includes edits that are responsive to comments given by the SEC staff unless otherwise noted herein.

810455.1

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Comment 3. Confirm that when the Prospectus or SAI references legal authority that such authority is explained. Please review these disclosures and revise as necessary in accordance with Plain English principals.

Response. Registrant confirms that all prospectus references to legal authority are made in accordance with Plain English principals as appropriate. With respect to such disclosures in the SAI, Registrant notes that SAI disclosures are required to be “clear, concise and understandable” and believes that existing disclosures are consistent with this directive and industry practice. Registrant further notes that, to the extent such disclosure is found in the Fund’s investment restrictions disclosure, such disclosure is consistent with the Trust’s standard policies as established with the initial series of the Trust.

Comment 4. Please include the Tandy representations and assure that a response letter is submitted as correspondence prior to the effective date of the Fund.

Response. The Registrant has provided Tandy representations below and notes this response is submitted prior to the effective date of the Fund.

Comment 5. Please revise the Amendment to include page numbers.

Response. The requested change has been made.

Fund Summary – Fee Table

Comment 6. Please confirm that the amounts reflected in the Fee Table include all estimated Acquired Fund Fees and Expenses for the initial fiscal period.

Response. Registrant so confirms.

Comment 7. Please revise the paragraph immediately preceding the Fee Table to include reference to page numbers. Please see Item 3 of Form N-1A.

Response. The requested change has been made.

Comment 8. Footnote 3 to the Fee Table references an Expense Limitation Agreement. Please revise the disclosure to indicate who may terminate the agreement. Additionally, please confirm that the agreement will be filed as an exhibit to the next post-effective amendment. Please see Instruction 3(e) to Item 3 of Form N-1A.

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Response. The requested change has been made. Registrant confirms that the Expense Limitation Agreement will be filed as an exhibit to the next post-effective amendment.

Comment 9. The description of the Expense Limitation Agreement notes that amounts waived are “subject to possible recoupment…on a rolling three year basis…” (Emphasis supplied). Please delete “rolling three year basis” as it is confusing and unclear what is meant by the reference.

Response. The requested change has been made.

Comment 10. Footnote 3 to the Fee Table indicates that the Fund will incur borrowing costs. If the Fund intends to use leverage, including borrowing, please revise the prospectus to explain how borrowing will be used to further the Fund’s investment objectives, and to what extent the Fund will engage in leverage, including leveraging techniques to be used. In the alternative, please add a non-fundamental investment restriction in the Fund’s SAI prohibiting the Fund from purchasing any security when outstanding borrowings by the Fund represent more than 5% of the Fund’s total assets.

Response. The Registrant has added a non-fundamental investment restriction to the Fund’s SAI prohibiting the Fund from purchasing any security when outstanding borrowings by the Fund represent more than 5% of the Fund’s total assets.

Comment 11. Please confirm that the Total Expense Ratio in the Fee Table includes a good faith estimate of all costs, including costs of leverage, in pursuing the Fund’s stated investment objective and strategy.

Response. Registrant so confirms.

Fund Summary - Principal Investment Strategies and Principal Investment Risks

Comment 12. Please include a brief definition of “BuyWrite.”

Response. Registrant has added the following definition of “BuyWrite”:

“BuyWrite” is an investment strategy of writing (selling) call options on a security owned by the Fund to generate additional returns from the option premium.

Comment 13. Footnote 3 to the Fee Table includes reference to various investments. If an investment is a part of the Fund’s principal investment strategy, please disclose the maximum extent to which the Fund’s assets will be invested, and confirm that associated costs are

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reflected in the Fee Table. With respect to Short Sales, please add a line to the Fee Table for Short Sale Expenses if appropriate. With respect to the Fund’s use of Swaps, please confirm, and revise prospectus disclosure as necessary, that each type of swap and attended risks are disclosed.

Response. All principal investment strategies are currently defined in the Summary. Footnote 3 includes a list of standard exclusions from the expense cap and tracks the language of the Expense Limitation Agreement. Additional disclosure is not warranted.

Comment 14. Certain disclosure in the Fund’s prospectus suggests that the Fund may invest in other types of investments not specifically disclosed in the prospectus. For example, footnote 3 to the Fee Table references “collective investment trusts” but no related disclosure regarding the use of such investments in the Fund’s strategy and the related risks is provided. Please note, we object to the use of open ended terms that imply or state that the Fund may invest in other types of investments not disclosed in the prospectus. Please review the prospectus disclosure and revise accordingly. See Items 4 and 9 of Form N-1A regarding the disclosure of principal investment strategies, and Item 16 of Form N-1A regarding disclosure of non-principal strategies.

Response. Footnote 3 includes a list of standard exclusions from the expense cap and tracks the language of the Expense Limitation Agreement. Footnote 3 is not a description of the Fund’s principal investment strategies , and is presented before the heading titled “Principal Investment Strategies.” Registrant declines to make revisions to the footnote.

Comment 15. With respect to derivative instruments, please revise disclosures, as may be needed, to assure consistency with the principles of (i) outlined in a Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter"), (ii) interpretations of the SEC or its staff in reference to Investment Company Release No. IC-10666, and (iii) evolving principles invoked in "Use of Derivatives by Investment Companies under the Investment Company Act of 1940," Concept Release No. IC-29776.

Response. Registrant has reviewed the relevant disclosures and confirms that the disclosure regarding the Fund’s use of options (the only derivative investment used as part of the Fund’s principal strategy) is consistent with staff guidance.

Comment 16. Disclosure in the summary of Principal Investment Strategies is often jargon laden and complex, using technical terms and long sentences. For example, the disclosure

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refers to “reducing the volatility of the Fund’s portfolio in comparison to that of broad equity market indexes.” Please review the disclosure and revise it in accordance with plain English principles. See generally Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update (2014-08) (June 2014).

Response. Registrant has reviewed and revised the disclosure for the Fund for Plain English with the goal of enhancing prospective shareholders’ understanding of these concepts.

Comment 17. The Principal Investment Strategies section makes reference to the “HFRI Equity Hedge Index.” Please confirm that this is the current, correct name of the Index and provide a brief description of the Index.

Response. Registrant has reviewed and revised the Principal Investment Strategies disclosure in connection with other comments from the staff. In connection with those revisions, reference to the “HFRI Equity Hedge Index” has been removed.

Comment 18. In the third paragraph of the Principal Investment Strategies section, reference is made to the use of ETNs. Please briefly describe how ETNs are used in the Fund’s strategy to achieve the Fund’s investment objective. In the description, please include what types of ETNs may be used; i.e., inverse or leveraged. Additionally, please note, we object to “ETNs” being defined collectively with ETFs as “Underlying Funds” as ETNs are not funds and, therefore, the definition may be confusing to shareholders. Please revise the disclosure accordingly.

Response. Registrant has reviewed and revised the Principal Investment Strategies disclosure in connection with other comments from the staff. In connection with those revisions, references to ETNs have been removed. Registrant notes that use of ETNs is not a part of the Fund’s principal investment strategy.

Comment 19. Please confirm that each type of underlying fund in which the Fund may invest, including its status, affiliated or unaffiliated, and attendant risks, is disclosed in the Fund’s prospectus.

Response. Registrant notes that the Fund will not invest in any affiliated funds and confirms that no disclosure in the Fund’s prospectus references use of affiliated funds. Registrant further confirms that all principal investment strategies, types of underlying funds in which the Fund may invest, and attendant risks are disclosed in the Fund’s prospectus.

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Comment 20. With respect to the Fund’s use of ETFs, please clarify, in accordance with Plain English principles, how the Fund will use ETFs, including if and to what extent it will use leveraged and inverse ETFs, to achieve its investment objective.

Response. The requested revisions have been made.

Comment 21. With respect to the Fund’s use of fixed income investments, please disclose the extent to which the Fund may invest, both directly and indirectly, in fixed income securities.

Additionally, please describe any restrictions regarding maturity, duration or credit quality for the fixed income securities in which the Fund will invest.

Response. Registrant has reviewed and revised the Principal Investment Strategies disclosure in connection with other comments from the staff. In connection with those revisions, references to fixed income investments have been removed. Registrant notes that use of fixed income investments is not a part of the Fund’s principal investment strategy.

Comment 22. If the Fund may invest directly or indirectly in Section 3(c)(1) or 3(c)(7) hedge funds as a part of the Fund’s principal strategy, please revise the prospectus accordingly. Additionally, please note that, to date, the staff has only permitted a maximum of 15% of a fund’s assets to be in hedge funds, and for the purpose of calculating amounts under the Fund’s fundamental investment restriction with respect to illiquid securities, investments in hedge funds should be included in that calculation.

Response. Registrant confirms that the Fund will not invest in hedge funds, directly or indirectly, as a part of its principal investment strategy.

Comment 23. Please review the “Equity Market Strategy” portion of the Fund’s principal investment strategies, and revise for Plain English. In particular, please clarify what is meant by “sector, sub-sector, capitalization and style composition.”

Response. Registrant has reviewed and revised the disclosure for the Fund for Plain English with the goal of enhancing prospective shareholders’ understanding of these concepts.

Comment 24. Under “Other Investments” disclosure indicates that the “Fund may also invest in cash and cash equivalents.” Please (i) please delete “among other reasons” in the second sentence of the section and clearly articulate how this will assist the Fund in achieving its investment objective; and (ii) describe the extent to which the Fund may invest in cash and cash equivalents.

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Response. Registrant has reviewed and revised the Principal Investment Strategies disclosure in connection with other comments from the staff. In connection with those revisions, the “Other Investments” section has been deleted in its entirety.

Comment 25. In the last sentence of the “Developing Strategic Targets” bulleted item under “Investment Process” the disclosure indicates that Fund assets may be allocated to “investments that are typically not-correlated to equity markets.” Please revise the disclosure to (i) explain what investments this is referring to; and (ii) how such investments will be used to achieve the Fund’s investment objective.

Response. Registrant has reviewed and revised the Principal Investment Strategies disclosure in connection with other comments from the staff. In connection with those revisions, the referenced disclosure has been deleted in its entirety.

Fund Summary – Principal Investment Risks

Comment 26. The “Concentration Risk” described in the prospectus seems inconsistent with the Fund’s Fundamental Investment Restriction number 5 which prohibits the Fund from investing more than 25% of its assets in the securities of any one industry.

Response. Registrant confirms that the Fund will not, consistent with Fundamental Investment Restriction 5, concentrate its investment in any particular industry. Registrant has revised the “Concentration Risk” disclosure in the Fund’s prospectus to “Sector Risk” to highlight the risks associated with amplified investment in a particular sector.

Comment 27. Please add a risk describing the risks of investment in ETNs.

Response. Registrant notes that use of ETNs is not a part of the Fund’s principal investment strategy. Accordingly, no additional risk disclosure has been added.

Comment 28. To the extent the Fund will use leverage, please confirm that the disclosure includes a Plain English description of the risks associated with the use of leverage, or revise the disclosure accordingly.

Response. Registrant confirms that the Fund will not use leverage as a principal investment strategy.

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Comment 29. Please revise risk disclosures for ETFs, ETNs, and any other underlying funds to disclose that shareholders will bear both their proportionate share of the Fund’s expenses and similar expenses of the underlying investment when the Fund invests in such investments.

Response. Registrant notes that ETFs are the only “underlying fund” in which the Fund will invest as a part of its principal investment strategy. Registrant has added the following disclosure to the ETF Risk disclosure:

ETFs in which the Fund invests are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the ETF and may be higher than other mutual funds that invest directly in stocks and bonds.

Comment 30. Given the Fund’s investment strategy, if appropriate, please consider adding a “Correlation Risk” disclosure.

Response. Registrant has considered the appropriateness of adding a “Correlation Risk” to the Fund’s prospectus and has determined that such disclosure is not appropriate.

Comment 31. Please consider adding a “Derivative Risk” disclosure summarizing the risks associated with the Fund’s investment in derivative instruments.

Response. Registrant notes that options are the only derivatives a part of the Fund’s principal investment strategy. Registrant has reviewed the existing risk disclosures and notes that all derivative related risk disclosures are covered in “Options Risk.”

Comment 32. Please review the “Exchange Traded Funds Risk” and “Tracking Risk of ETFs” and revise to eliminate duplication. Additionally, please expand the “Exchange Traded Funds Risk” to include all risks material to investment in ETFs including that ETFs may trade at a discount to NAV.

Response. “Tracking Risk of ETFs” has been deleted in its entirety to avoid duplication. The “Exchange Traded Funds Risk” disclosure has been amplified as requested.

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Prospectus – Temporary Investments

Comment 33. The “Temporary Investments” disclosure suggests that when the Fund is invested defensively, “the opportunity to achieve its investment objective will be limited.” Please review Instruction 6 to Item 9(b)(1) of Form N-1A and consider if the current disclosure is appropriate.

Response. Registrant has revised the disclosure to note that “the Fund may not achieve its investment objective” when invested defensively.

Comment 34. The “Temporary Investments” disclosure notes that “to the extent the Fund invests in money market mutual funds for cash positions, there will be some duplication of expenses.” This appears to be a risk disclosure and, therefore, is not properly included in this section. Please review the disclosure and revise as necessary.

Response. Registrant has reviewed the existing disclosure as well as the requirements of and instructions to Form N-1A. Instruction 6 to Item 9(b)(1) of Form N-1A requires that a registrant “disclose the effect of taking such a temporary defensive position.” Registrant believes that the noted disclosure is in keeping with this directive and is, therefore, appropriate.

Prospectus – Prior Performance Information

Comment 35. Please revise the section heading; it could be misleading to shareholders as it may suggest that the performance information provided is that of the Fund.

Response. The section heading has been changed to “Prior Performance of the Portfolio Managers.”

Comment 36. It is unclear what No-Action Relief the Fund is relying to permit the inclusion of prior performance information. It appears that the performance information provided is that of the adviser which would suggest reliance on Applegate. Please review the Bramwell and Applegate No-Action Letters and clarify the disclosure accordingly. If the Fund is relying on Applegate, please revise the disclosures to clarify that the performance information provided represents all substantially similar accounts of the adviser.

Response. Registrant has reviewed the Bramwell and Applegate No-Action Letters and confirms that it is relying on Bramwell. Registrant has revised the disclosure accordingly.

Comment 37. Please revise the disclosure in accordance with Plain English principles.

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Response. Registrant notes that the Plain English requirements apply to the Summary Prospectus only while the remaining portions of the prospectus are required to be “clear, concise and understandable.”

Comment 38. Please disclose how prior performance was calculated, if different from the standard SEC method. Additionally, please confirm that the adviser has maintained necessary records to confirm its calculations. Please see 202-4(a)(6).

Response. Registrant has provided the requested disclosure.

Comment 39. To the extent applicable, please revise the performance disclosures to show annualized 1, 5, 10, and since inception performance.

Response. The performance disclosures have been revised accordingly.

Comment 40. The disclosure notes that “performance is shown net of actual operating expenses.” Please confirm, and revise the disclosure accordingly, to show that performance is net of all actual operating expenses. Additionally, if the total fees paid by the Main Mgt BuyWrite Hedged Equity Strategy Accounts are lower than those to be paid by the Fund, please disclose that the use of Fund fees in the calculation of performance would have decreased total returns.

Response. Registrant confirms, and has revised prospectus disclosure to note, that performance shown is net of all actual operating expenses. Registrant has further revised prospectus disclosure to reflect that the total fees paid by the Main Mgt BuyWrite Hedged Equity Strategy Accounts are lower than those to be paid by the Fund and, therefore, the Fund’s performance would be lower.

Statement of Additional Information

Types of Investments

Comment 41. Please review the Principal and Non-Principal Strategies listed in the SAI and confirm they are appropriately categorized. Additionally, please review the prospectus and SAI disclosures to eliminate duplication as duplication of information from the prospectus to the SAI is not required unless necessary to make the prospectus a standalone document.

Response. Registrant has reviewed the categorization of Principal and Non-Principal Strategies in the SAI and has moved “Foreign Securities” to the listing of Principal Strategies. Registrant

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believes all other categorizations are correct. Registrant notes that duplicative information is not prohibited and, therefore, the SAI has not been further revised.

Comment 42. Please describe the Fund’s ability to use reverse repurchase agreements as a non-principal investment strategy. If the use of reverse repurchase agreements is a principal investment strategy, please revise the prospectus disclosure accordingly. Please note, reverse repurchase agreements constitute a type of borrowing. Please see Investment Company Release No. IC-10666.

Response. Registrant confirms that reverse repurchase agreements are not a principal investment strategy, and the adviser has no present intention to use reverse repurchase agreements in the Fund’s portfolio. Registrant confirms, however, that it will revise disclosure as necessary if the Fund’s use of reverse repurchase agreements changes.

Comment 43. Investment Restriction 5 prohibits the Fund from investing “more than 25% of…[its] assets…in any one industry.” Please review and consider if it would be appropriate to revise the restriction to include “or group of industries.”

Response. Registrant declines to make this change. Registrant notes that this restriction is consistent with the Trust’s standard policies as established with the initial series of the Trust.

Comment 44. In addition to derivatives, please confirm that the disclosure indicates that the Fund may be required to segregate assets to cover the obligations of certain other securities (for example, short sales and reverse repurchase agreements) and that those securities are disclosed, or revise the disclosure accordingly consistent with staff guidance.

Response. Registrant has reviewed the relevant disclosures and confirms that the disclosure regarding the Fund’s use of options (the only investment used as part of the Fund’s principal strategy that may require the segregation of assets to cover) is consistent with staff guidance regarding segregation of assets for the purpose of coverage. Registrant notes that the Fund will not invest in naked options as a principal strategy. Registrant further confirms that all such non-principal strategy disclosures in the Fund’s SAI address coverage in a manner consistent with staff guidance.

Comment 45. Please review Fundamental Investment Restriction 2 and revise as necessary to comply with Section 18(f)(1) of the Investment Company Act of 1940.

Response. Registrant has reviewed Fundamental Investment Restriction 2 and believes it is in compliance with Section 18(f)(1) of the Investment Company Act of 1940. Registrant notes that

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this restriction is consistent with the Trust’s standard policies as established with the initial series of the Trust.

Comment 46. Fundamental Investment Restriction 7 notes that the Fund may lend portfolio securities. No disclosure exists in the prospectus or SAI describing securities lending and the associated risks. Please add disclosure describing securities lending, including the maximum amount permissible by the Fund, and the attended risks.

Response. The Fund has no present intention to engage in securities lending. Registrant confirms, however, that it will revise disclosure as necessary if the Fund’s use of securities lending changes.

Comment 47. To the extent the Fund will invest in affiliated underlying funds, please add a non-fundamental investment restriction noting that the Fund will look through to the underlying fund holdings in calculating industry concentration. To the extent the Fund invests in unaffiliated underlying Funds, if applicable, disclose that underlying fund investment restrictions, other than concentration, may be different than those of the Fund and that the Fund will look through the underlying, unaffiliated funds for the purpose of calculating concentration only.

Response. The Fund will not invest in affiliated underlying funds. Registrant notes that the prospectus has been revised to include disclosure regarding the potential differences between the Fund’s objectives, policies and procedures and believes that reciting that again in the SAI would be unnecessarily duplicative. Registrant has added the following narrative disclosure following the investment restrictions:

“With respect to Fundamental Investment Restriction #5, if the Fund invests in one or more investment companies that concentrates its investments in a particular industry, the Fund will examine its other investment company holdings to ensure that the Fund is not indirectly concentrating its investments in a particular industry.”

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

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2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Emily Little at (614) 469-3264 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP